Exhibit 99.4

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street, Suite 4600	Internet	www.kpmg.ca
Toronto, Ontario M5H 2S5
Canada

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this annual report on Form 40-F of:

•

our Report of Independent Registered Public Accounting Firm dated March 14, 2013 on the consolidated balance sheets of Algonquin Power & Utilities Corp. (the “Company”) as of December 31, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years then ended; and,

•	our Report of Independent Registered Public Accounting Firm dated March 14, 2013 on the Company’s internal control over financial reporting as of December 31, 2012;

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2012. We also hereby consent to the incorporation by reference of the above mentioned reports into the Registration Statement on Form S-8 (Registration No. 333-177418) of the Company.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 28, 2013